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                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                          (Amended and Restated Schedule
                       and Initial Schedule 13D via EDGAR)*


                      United States Cellular Corporation
     -----------------------------------------------------------------
                                 (Name of Issuer)


                        Common Shares ($1.00 par value)
     -----------------------------------------------------------------
                          (Title of Class of Securities)


                                    911684108
     -----------------------------------------------------------------
                                  (CUSIP Number)


    LeRoy T. Carlson, Jr.   (312) 630-1900
    Telephone and Data Systems, Inc.
    30 N. LaSalle Street, Suite 4000, Chicago, Illinois  60602
    ------------------------------------------------------------------
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 January 3, 1994
     -----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

     Check the following box  if a fee is being paid with the statement  .
     (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and
     (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

     Note:  Six copies of  this statement, including all exhibits, should be
     filed with the Commission.   See  Rule 13d-1(a) for other parties to
     whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D

      CUSIP No.      911684108                         Page  2  of  11  Pages
                   --------------                          ----    ----

     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Telephone and Data Systems, Inc.
           36-2669023

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)
                                                                         (b)  x

     3   SEC USE ONLY

     4   SOURCE OF FUNDS*

           00

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


     6   CITIZENSHIP OR PLACE OF ORGANIZATION

           Iowa

                         7    SOLE VOTING POWER
         NUMBER OF
          SHARES                See Attachment A.**
       BENEFICIALLY      8    SHARED VOTING POWER
         OWNED BY
           EACH                 -0-
         REPORTING
          PERSON         9    SOLE DISPOSITIVE POWER
           WITH
                                Same as 7.

                        10    SHARED DISPOSITIVE POWER

                                -0-
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           See Attachment A.**

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*


    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           See Attachment B.**

    14   TYPE OF REPORTING PERSON*

           CO
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

      **Based on 38,808,501 Common Shares and 33,005,877 Series A Common Shares
                            outstanding on January 3, 1994.

                                     SCHEDULE 13D

    CUSIP No.      911674108                          Page  3  of  11  Pages
                  -----------                             ----    ----


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           LeRoy T. Carlson, Jr.    Letitia G. Carlson    Donald C. Nebergall
           ###-##-####              ###-##-####           ###-##-####
           Walter C.D. Carlson      Melanie J. Heald     (See Attachment C)
           ###-##-####              ###-##-####

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  x
                                                                          (b)

     3   SEC USE ONLY

     4   SOURCE OF FUNDS*

           00

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


     6   CITIZENSHIP OR PLACE OF ORGANIZATION

           United States

                          7   SOLE VOTING POWER
         NUMBER OF
          SHARES                -0-
       BENEFICIALLY       8   SHARED VOTING POWER
         OWNED BY
           EACH                 See Attachment A.**
         REPORTING
          PERSON          9   SOLE DISPOSITIVE POWER
           WITH
                                -0-

                         10   SHARED DISPOSITIVE POWER

                                Same as 8.

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           See Attachment A.**

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           See Attachment B.**

    14   TYPE OF REPORTING PERSON*

           00
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

      **Based on 38,808,501 Common Shares and 33,005,877 Series A Common Shares
                            outstanding on January 3, 1994.

                    ATTACHMENT A TO PAGES 2 AND 3


        61,416,067 - Includes 33,005,877 Series A Common Shares which have ten votes per share on all matters and are convertible on a share-for-share basis into Common Shares and 28,410,190 Common Shares. See Item 5 of the Preliminary Statement for further explanation.

                    ATTACHMENT B TO PAGES 2 AND 3


        Reporting person beneficially owns 100% of the Series A Common Shares of the Issuer and approximately 73.2% of the Common Shares of the Issuer for a combined total of approximately 85.5% of the Issuer's outstanding classes of stock and approximately 97.2% of their combined voting power.

                       ATTACHMENT C TO PAGE 3

        Reporting persons are the trustees of a Voting Trust which holds Series A Common Shares of Telephone and Data Systems, Inc., which was created to facilitate long-standing relationships among the trustees' certificate holders. Under the terms of the Voting Trust, the trustees hold and vote the Series A Common Shares of Telephone and Data Systems, Inc., held in the trust.

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 4 of 12



                        Preliminary Statement
                       -----------------------

        This Amended and Restated Schedule 13D is being filed pursuant to Rule S-T and Section 13(d)(2) of the Securities Exchange Act of 1934 (the "Act") to amend and restate the Schedules 13D filed by Telephone and Data Systems, Inc., an Iowa corporation ("TDS"), which disclosed the acquisitions by TDS of shares of United States Cellular Corporation, a Delaware corporation (the "Issuer"), requiring TDS to file such Schedules 13D.

   Item 1. Security and Issuer.
           --------------------

           This statement relates to the Common Shares, $1.00 par value, of the Issuer. The principal executive office of the Issuer is located at 8410 West Bryn Mawr, Suite 700,
   Chicago, Illinois 60631.

   Item 2. Identity and Background.
           -----------------------

       TDS,  and  LeRoy T.  Carlson,  Jr.,  Walter  C.D. Carlson,
       Letitia G.  Carlson,  Melanie  J.   Heald  and  Donald  C.
       Nebergall (the "Voting Trust  Trustees"), as trustees of a
       voting  trust  (the  "Voting  Trust")1,  are  filing   this
       Schedule   13D  concerning   their  direct   and  indirect
       beneficial  ownership  in the  Issuer, respectively.   The
       following sets forth Items 2(a) through 2(f) for each person.

           Telephone and Data Systems, Inc. The principal business and office address of TDS, is 30 North LaSalle Street, Suite 4000, Chicago, Illinois 60602. TDS's principal business is that of providing diversified telecommunications services. TDS has established local telephone and developing cellular telephone and radio paging operations. Information with respect to the directors and executive officers of TDS is set forth on Appendices A, B and C attached hereto.

           LeRoy T. Carlson, Jr. LeRoy T. Carlson, Jr., is a United States citizen whose business address is TDS, 30 North LaSalle Street, Suite 4000, Chicago, Illinois 60602. Mr.
   Carlson is one of five trustees of the Voting Trust. Mr. Carlson's principal occupation is President, Chief Executive Officer and a Director of TDS, and Chairman and a Director of the Issuer.

- --------------
   1 The Voting Trust holds Series A Common Shares of TDS and was created to facilitate long-standing relationships among the trustees' certificate holders. Under the terms of the Voting Trust, the trustees hold and vote the Series A Common Shares of TDS held in the trust.

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 5 of 12



           Walter C.D. Carlson. Walter C.D. Carlson is a United States citizen whose business address is Sidley & Austin, One First National Plaza, Chicago, Illinois 60603. Mr. Carlson is one of five trustees of the Voting Trust. Mr. Carlson's principal occupation is an attorney. Mr. Carlson is a Director of TDS and of the Issuer.

           Letitia G. Carlson. Letitia G. Carlson is a United States citizen whose business address is 2150 Pennsylvania Ave., N.W., Washington, D.C., 20037. Ms. Carlson is one of five trustees of the Voting Trust. Ms. Carlson's principal occupation is a physician.

           Melanie J. Heald. Melanie J. Heald is a United States citizen whose business address is 7410 Longmeadow Road, Madison, Wisconsin 53717. Ms. Heald is one of five trustees of the Voting Trust. Ms. Heald's principal occupation is a homemaker.

           Donald C. Nebergall. Donald C. Nebergall is a United States citizen whose business address is 2919 Applewood Place N.E., Cedar Rapids, Iowa 52402. Mr. Nebergall is one of five trustees of the Voting Trust. Mr. Nebergall's principal occupation is an Investment Consultant. Mr. Nebergall is a Director of TDS.

           During the last five years, neither TDS, the Voting Trust, LeRoy T. Carlson, Jr., Walter C.D. Carlson, Letitia G. Carlson, Melanie J. Heald, Donald C. Nebergall nor any of the persons named in Appendices A and B hereto have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

           During the last five years, neither TDS, the Voting Trust, LeRoy T. Carlson, Jr., Walter C.D. Carlson, Letitia G. Carlson, Melanie J. Heald, Donald C. Nebergall nor any of the persons named in Appendices A and B hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a consequence of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   Item 3. Source and Amount of Funds or Other Consideration.
           --------------------------------------------------

           On December 6, 1993, an aggregate of 131,413 Common Shares of the Issuer, which, individually, constituted a non-material increase in the percentage of the class beneficially owned by TDS, were issued to TDS in consideration for the assignment of TDS's right, title and interest in an MSA pursuant to an Exchange

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 6 of 12



   Agreement dated as of December 6, 1993. The implicit price per share was $32.15, which was determined by using the average closing price for Common Shares of the Issuer on the American Stock Exchange (the "AMEX") for the five trading days immediately preceding December 6, 1993.

           On December 7, 1993, an aggregate of 2,223 Common Shares of the Issuer, which, individually, constituted a non-material increase in the percentage of the class beneficially owned by TDS, were issued to TDS in consideration for the assignment of TDS's minority interest in an MSA pursuant to an Exchange Agreement dated as of November 10, 1993. The implicit price per share was $35.10, which was determined by using the average closing price for Common Shares of the Issuer on the AMEX for the five trading days immediately preceding November 4, 1993.

           On December 7, 1993, an aggregate of 280,894 Common Shares of the Issuer, which, individually, constituted a non-material increase in the percentage of the class beneficially owned by TDS, were issued to TDS in consideration for the assignment of TDS's right, title and interest in various MSAs pursuant to an Exchange Agreement dated as of September 2, 1993. The implicit price per share was $32.925, which was determined by using the average closing price for Common Shares of the Issuer on the AMEX for the five trading days immediately preceding September 2, 1993.

           On January 3, 1994, an aggregate of 144,835 Common Shares of the Issuer, which, individually, constituted a non-material increase in the percentage of the class beneficially owned by TDS, were issued to TDS in consideration for the assignment of TDS's right, title and interest in an MSA pursuant to an Exchange Agreement dated as of September 8, 1993. The implicit price per share was $33.45, which was determined by using the average closing price for Common Shares of the Issuer on the AMEX for the five trading days immediately preceding January 3, 1994.

           On January 3, 1994, an aggregate of 102,815 Common Shares of the Issuer, which, individually, constituted a non-material increase in the percentage of the class beneficially owned by TDS, were issued to TDS in consideration for the assignment of TDS's right, title and interest in an RSA pursuant to an Exchange Agreement dated as of October 27, 1993. The implicit price per share was $33.45, which was determined by using the average closing price for Common Shares of the Issuer on the AMEX for the five trading days immediately preceding January 3, 1994.

           On January 3,  1994, an aggregate of  1,274,024 Common
   Shares of the Issuer were issued to TDS in consideration for the assignment of TDS's right, title and interest in an RSA pursuant to

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 7 of 12



   an Exchange Agreement dated as of December 9, 1993. The implicit price per share was $33.45, which was determined by using the average closing price for Common Shares of the Issuer on the AMEX for the five trading days immediately preceding January 3, 1994.

           On January 4, 1994, an aggregate of 314,227 Common Shares of the Issuer will be issued to TDS in consideration for the assignment of TDS's right, title and interest in an RSA pursuant to an Exchange Agreement dated as of January 4, 1994. The implicit price per share was $33.45, which was determined by using the average closing price for Common Shares of the Issuer on the AMEX for the five trading days immediately preceding January 4, 1994.

           On January 5, 1994, an aggregate of 31,716 Common Shares of the Issuer will be issued to TDS in consideration for the assignment of TDS's right, title and interest in an interest in an MSA pursuant to an Exchange Agreement dated as of November 5, 1993. The implicit price per share was $32.59 which was determined by using the average closing price for Common Shares of the Issuer on the AMEX for the ten trading days ending on the fifth trading day immediately preceding January 5, 1994.

           As of January 3, 1994, TDS is expected to acquire additional Common Shares of the Issuer pursuant to four Exchange Agreements and upon the conversion of preferred stock of the Issuer held by TDS. Based on the five day average closing prices of TDS and the Issuer's Common Shares on January 3, 1994, 1,532,510 Common Shares of the Issuer would be delivered to TDS. The number of the Issuer's Common Shares actually delivered to TDS will be determined immediately prior to the closing of the respective acquisition. It is expected that the pending acquisitions discussed in this Item 3 will close on or before July 3, 1994.

           The Issuer has an ongoing acquisition program in conjunction with TDS, whereby the Issuer will acquire, directly or indirectly, all or a portion of the capital stock, partnership interests or assets of, or other interest in, entities (the "Market Entity Assets") which have received or may receive a license from the Federal Communications Commission to provide cellular telephone service. In some of these acquisitions, TDS may acquire the Market Entity Assets through the issuance of TDS shares and thereafter assign such assets to the Issuer in exchange for the Issuer's shares pursuant to exchange agreements. Pursuant to these exchange agreements, the Issuer delivers that number of its shares to TDS having a fair market value equal to the fair market value of the TDS shares which are issued in connection with such acquisitions (e.g., the Issuer will deliver that number of the Issuer's Common Shares to TDS determined by dividing the average closing price for the Issuer's Common Shares on the AMEX for the five trading days

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 8 of 12



   immediately preceding the date of delivery of such TDS Common Shares into the product of that number of TDS Common Shares delivered by TDS multiplied by the average closing price of TDS Common Shares on the AMEX during such period). TDS will also obtain additional Common Shares of the Issuer upon the conversion of preferred stock of the Issuer held by TDS.

   Item 4. Purpose of Transaction.
           -----------------------
           See  Item  3, Source  and  Amount  of Funds  or  Other
   Consideration, as to the purpose of the transactions reported herein and with respect to the acquisition program of TDS.

           TDS does not have any plans or proposals which relate to or would result in the disposition of the Issuer's shares, or in an extraordinary corporate transaction (such as a merger, reorganization or liquidation or a sale or transfer of a material amount of assets) involving the Issuer, or in any change in the board or management of the Issuer or in any material change in the Issuer's present capitalization or dividend policy, or in any other material change in the Issuer's business or corporate structure, or in any change in the charter or bylaws of the Issuer, or in any other change or action which is required to be set forth herein.

   Item 5.   Interest in Securities of the Issuer.
             ------------------------------------

             (I)   TDS.
                   ---
                   (a) At the date hereof, TDS may be deemed to beneficially own an aggregate of 61,416,067 Common Shares of the Issuer which is approximately 85.5% of such shares outstanding. This includes 33,005,877 Series A Common Shares which have ten votes per share on all matters and are convertible on share-for-basis into Common Shares, and 28,410,190 Common Shares.

                   (b)  (i) Sole  Power to  Vote  or  Direct  the
                            Vote:
                            -------------------------------------
                            TDS is the direct beneficial owner of
                            28,410,190   Common  Shares   of  the
                            Issuer and 33,005,877 Series A Common
                            Shares  of  the  Issuer  representing
                            approximately 85.5% of all classes of
                            common  stock  of  the  Issuer.   The
                            Series A Common Shares have ten votes
                            per  share  on  all matters  and  are
                            convertible   on  a   share-for-share
                            basis  into Common  Shares.   TDS has
                            sole voting power  with respect to an
                            aggregate

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 9 of 12



                            of 61,416,067 shares which represents
                            approximately  97.2% of  the combined
                            voting power of the Common Shares and
                            the Series A Common Shares.

                        (ii) Shared Power to Vote or Direct the
                             Vote:
                             -----------------------------------

                             See cover page, row 8.

                       (iii) Sole  Power to Dispose or Direct the
                             Disposition:
                             ------------------------------------

                             See cover page, row 9.

                       (iv)  Shared Power  to Dispose  or  Direct
                             the Disposition:
                             ------------------------------------

                             See cover page, row 10.

                   (c) To the best of our knowledge, no transactions were effected during the past sixty days in the Common Shares of the Issuer by any person listed in
                        Item 2,   other    than   the   transfers
                        discussed in Items 3 and 4 above.

                   (d) To the best of our knowledge, no other person is known to have the right of dividends from, or the proceeds from the sale of the shares of Common Shares of the Issuer beneficially owned by TDS.

                   (e)  Not Applicable.

             (II)  Directors and Officers of TDS.
                   -------------------------------

                   (a) - (b) See Appendix C  attached hereto  and
                             incorporated herein by reference.

                   (c) Shares acquired pursuant to transactions which consummated by Directors and Officers of TDS are set forth in Appendix C attached hereto. To the best of our knowledge, no transactions were effected during the past sixty days in the Common Shares of the Issuer by any person listed in Item 2, other than the transfers discussed in Items 3 and 4 above.

                   (d) - (e) Not applicable.

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 10 of 12



             (III) The Voting Trust Trustees.
                   -------------------------

                   (a)  See cover page, row 11.

                   (b)  (i)  Sole Power to Vote or Direct the Vote:
                             -------------------------------------

                             See cover page, row 7.

                       (ii)  Shared Power to  Vote or Direct  the
                             Vote:
                             ----------------------------------

                             The   Voting   Trust  Trustees   are
                             trustees of the  Voting Trust  which
                             is the  direct beneficial  owner  of
                             Series A Common Shares  of TDS.  The
                             Voting Trust Trustees hold  and vote
                             6,234,274.1  Series A  Common Shares
                             of  TDS held  in  the  Voting Trust,
                             representing approximately  90.7% of
                             the   outstanding   Series A  Common
                             Shares  of  TDS,  and  approximately
                             54.7% of the  combined voting  power
                             of the  Series A Common  Shares  and
                             Common  Shares.2     Therefore,   the
                             Voting Trust Trustees may direct the
                             majority votes of the shares of TDS,
                             which in turn  is a beneficial owner
                             of the Issuer (see  above discussion
                             concerning  beneficial  ownership of
                             the Issuer by TDS).

                      (iii)  Sole  Power to Dispose or Direct the
                             Disposition:
                             -------------------------------------

                             See cover page, row 9.

                       (iv)  Shared Power  to Dispose  or  Direct
                             the Disposition:
                             -------------------------------------

                             See cover page, row 10.

                   (c)  To   the  best   of  our   knowledge,  no
                        transactions  were  effected  during  the
                        past sixty days in  the Common Shares  of
                        the  Issuer  by  any  person   listed  in
                        Item 2, other than the transfers discussed in Items 3 and 4.

- ------------------
   2   Based on 45,236,037 Common Shares of TDS and 6,876,565
   Series A Common Shares outstanding on January 3, 1994.

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 11 of 12



                   (d) To the best of our knowledge, no other person is known to have the right to receive or the power to direct the
                        receipt  of   dividends  from,   or   the
                        proceeds from the sale of, the shares of Common Shares of the Issuer beneficially owned by TDS.

                   (e)  Not Applicable.

   Item 6.   Contracts,    Arrangements,     Understandings    or
             Relationships  with  Respect to  Securities  of  the
             Issuer.
             ----------------------------------------------------

             The Voting Trust holds Series A Common Shares of TDS and was created to facilitate long-standing relationships among the trustees' certificate holders. Under the terms of the Voting Trust, the trustees hold and vote the Series A Common Shares of TDS held in the trust.

             The Voting Trust Trustees hold and vote 6,234,274.1 Series A Common Shares of TDS held in the Voting Trust, representing 90.7% of the outstanding Series A Common Shares of TDS, and approximately 54.7% of the combined voting power of the Series A Common Shares and Common Shares. Therefore, the Voting Trust Trustees may direct the majority vote of the shares of TDS which is a beneficial owner of the Issuer.

   Item 7.   Material to be Filed as Exhibits.
             ----------------------------------

             None.


                          *  *  *  *  *  *

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 12 of 12



                              SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Dated as of January 3, 1994.

   TELEPHONE AND DATA SYSTEMS, INC.


   /s/ LeRoy T. Carlson, Jr.         /s/ LeRoy T. Carlson, Jr.
   _________________________         ___________________________
   LeRoy T. Carlson, Jr.             LeRoy T. Carlson, Jr.
   Title:  President and Chief       Title:  A Trustee of the
           Executive Officer                 Voting Trust





       Signature Page of the Amended and Restated Schedule 13D relating to the direct and indirect beneficial ownership in the Common Shares of United States Cellular Corporation by
   Telephone and Data Systems, Inc., and the Voting Trust, respectively.

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 1 of Appendix A

                                       Appendix A


                          Directors of TDS
                        --------------------


   (I)       (a)   Name:
                   -----

                   LeRoy T. Carlson

             (b)   Business Address:
                   -----------------

                   Telephone and Data Systems, Inc.
                   30 North LaSalle Street
                   Suite 4000
                   Chicago, Illinois  60602

             (c)   Present Principal Occupation or Employment:
                   -------------------------------------------

                   Chairman of Telephone and Data Systems, Inc.

             (d)   Citizenship:
                   ------------

                   United States

   (II)      (a)   Name:
                   -----

                   LeRoy T. Carlson, Jr.

             (b)   Business Address:
                   -------------------

                   Telephone and Data Systems, Inc.
                   30 North LaSalle Street
                   Suite 4000
                   Chicago, Illinois  60602

             (c)   Present Principal Occupation or Employment:
                   -------------------------------------------

                   President  and  Chief  Executive   Officer  of
                   Telephone and Data Systems, Inc.

             (d)   Citizenship:
                   -------------

                   United States

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 2 of Appendix A

   (III)     (a)   Name:
                   -----

                   Rudolph E. Hornacek

             (b)   Business Address:
                   -------------------

                   Telephone and Data Systems, Inc.
                   30 North LaSalle Street
                   Suite 4000
                   Chicago, Illinois  60602

             (c)   Present Principal Occupation or Employment:
                   -------------------------------------------

                   Vice  President - Engineering of Telephone and
                   Data Systems, Inc.

             (d)   Citizenship:
                   ------------

                   United States


   (IV)      (a)   Name:
                   ------

                   Murray L. Swanson

             (b)   Business Address:
                   -----------------

                   Telephone and Data Systems, Inc.
                   30 North LaSalle Street
                   Suite 4000
                   Chicago, Illinois 60602

             (c)   Present Principal Occupation or Employment:
                   -------------------------------------------

                   Executive   Vice   President   -   Finance  of
                   Telephone and Data Systems, Inc.

             (d)   Citizenship:
                   ------------

                   United States

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 3 of Appendix A

   (V)       (a)   Name:
                   -----

                   James Barr, III

             (b)   Business Address:
                   -----------------

                   TDS Telecommunications Corporation
                   301 South Westfield Road
                   Madison, Wisconsin  53705-0158

             (c)   Present Principal Occupation or Employment:
                   -------------------------------------------

                   President     of    TDS     Telecommunications
                   Corporation, a wholly owned subsidiary of Telephone and Data Systems, Inc.

             (d)   Citizenship:
                   ------------

                   United States

   (VI)      (a)   Name:
                   -----

                   Lester O. Johnson

             (b)   Residence Address:
                   -------------------

                   6209 Mineral Point Road
                   Apt. 805
                   Madison, Wisconsin  53705

             (c)   Present Principal Occupation or Employment:
                   -------------------------------------------

                   Architect in private practice.

             (d)   Citizenship:
                   ------------

                   United States

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 4 of Appendix A

   (VII)     (a)   Name:
                   -----

                   Donald C. Nebergall

             (b)   Residence Address:
                   -------------------

                   2919 Applewood Place, N.E.
                   Cedar Rapids, Iowa  52402

             (c)   Present Principal Occupation or Employment:
                   -------------------------------------------

                   Consultant to Telephone and Data Systems, Inc.

             (d)   Citizenship:
                   ------------

                   United States

   (VIII)    (a)   Name:
                   -----

                   Herbert S. Wander

             (b)   Business Address:
                   -----------------

                   Katten, Muchin & Zavis
                   525 West Monroe Street
                   Suite 1600
                   Chicago, Illinois 60606-3693

             (c)   Present Principal Occupation or Employment:
                   -------------------------------------------

                   Partner, Katten, Muchin & Zavis.

             (d)   Citizenship
                   ------------

                   United States

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 5 of Appendix A

   (IX)      (a)   Name:
                   -----

                   Walter C.D. Carlson

             (b)   Business Address:
                   -----------------

                   Sidley & Austin
                   One First National Plaza
                   Chicago, Illinois  60603

             (c)   Present Principal Occupation or Employment:
                   -------------------------------------------

                   Partner, Sidley & Austin.

             (d)   Citizenship:
                   ------------

                   United States

   (X)       (a)   Name:
                   -----

                   Donald R. Brown

             (b)   Business Address:
                   -----------------

                   Telephone and Data Systems, Inc.
                   725 Pellissippi Pkwy Ste 230
                   P.O. Box 22995
                   Knoxville, Tennessee 37932

             (c)   Present Principal Occupation or Employment:
                   -------------------------------------------

                   Vice President of TDS Telecommunications
                   Corporation.

             (d)   Citizenship:
                   ------------

                   United States

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 6 of Appendix A

   (XI)      (a)   Name:
                   -----

                   Robert J. Collins

             (b)   Business Address:
                   -----------------

                   Telephone and Data Systems, Inc.
                   Box 231
                   Northfield, Vermont  05663

             (c)   Present Principal Occupation or Employment:
                   -------------------------------------------

                   Vice President of TDS Telecommunications
                   Corporation.

             (d)   Citizenship:
                   ------------

                   United States


                              * * * * *

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 1 of Appendix B
                                     Appendix B

                      Executive Officers of TDS
                    -----------------------------


   (I)       (a)   Name:
                   -----

                   LeRoy T. Carlson

             (b)   Business Address:
                   -----------------

                   Telephone and Data Systems, Inc.
                   30 North LaSalle Street
                   Suite 4000
                   Chicago, Illinois  60602

             (c)   Present Principal Occupation or Employment:
                   -------------------------------------------

                   Chairman of Telephone and Data Systems, Inc.

             (d)   Citizenship:
                   ------------

                   United States

   (II)      (a)   Name:
                   -----

                   LeRoy T. Carlson, Jr.

             (b)   Business Address:
                   -----------------

                   Telephone and Data Systems, Inc.
                   30 North LaSalle Street
                   Suite 4000
                   Chicago, Illinois  60602

             (c)   Present Principal Occupation or Employment:
                   -------------------------------------------

                   President  and  Chief  Executive   Officer  of
                   Telephone and Data Systems, Inc.

             (d)   Citizenship:
                   ------------

                   United States

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 2 of Appendix B

   (III)     (a)   Name:
                   -----

                   Rudolph E. Hornacek

             (b)   Business Address:
                   -----------------

                   Telephone and Data Systems, Inc.
                   30 North LaSalle Street
                   Suite 4000
                   Chicago, Illinois  60602

             (c)   Present Principal Occupation or Employment:
                   -------------------------------------------

                   Vice  President - Engineering of Telephone and
                   Data Systems, Inc.

             (d)   Citizenship:
                   ------------

                   United States

   (IV)      (a)   Name:
                   -----

                   Murray L. Swanson

             (b)   Business Address:
                   -----------------

                   Telephone and Data Systems, Inc.
                   30 North LaSalle Street
                   Suite 4000
                   Chicago, Illinois 60602

             (c)   Present Principal Occupation or Employment:
                   -------------------------------------------

                   Executive   Vice   President   -   Finance  of
                   Telephone and Data Systems, Inc.

             (d)   Citizenship:
                   ------------

                   United States

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 3 of Appendix B

   (V)       (a)   Name:
                   -----

                   H. Donald Nelson

             (b)   Business Address:
                   -----------------

                   United States Cellular Corporation
                   8410 West Bryn Mawr
                   Suite 700
                   Chicago, Illinois  60631

             (c)   Present Principal Occupation or Employment:
                   -------------------------------------------

                   President  and  Chief  Executive   Officer  of
                   United States Cellular Corporation.

             (d)   Citizenship:
                   ------------

                   United States

   (VI)      (a)   Name:
                   -----

                   John R. Schaaf

             (b)   Business Address:
                   -----------------

                   American Paging, Inc.
                   1300 Godward Street NE
                   Suite 3100
                   Minneapolis, Minnesota  55413

             (c)   Present Principal Occupation or Employment:
                   -------------------------------------------

                   President of American  Paging, Inc., a  wholly
                   owned  subsidiary   of  Telephone   and   Data
                   Systems, Inc.

             (d)   Citizenship:
                   ------------

                   United States

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 4 of Appendix B

   (VII)     (a)   Name:
                   -----

                   C. Theodore Herbert

             (b)   Business Address:
                   -----------------

                   Telephone and Data Systems, Inc.
                   30 North LaSalle Street
                   Suite 4000
                   Chicago, Illinois  60602

             (c)   Present Principal Occupation or Employment:
                   -------------------------------------------

                   Vice President-Human Resources of Telephone and Data Systems, Inc.

             (d)   Citizenship:
                   ------------

                   United States

   (VIII)    (a)   Name:
                   -----

                   Ronald D. Webster

             (b)   Business Address:
                   -----------------

                   Telephone and Data Systems, Inc.
                   30 North LaSalle Street
                   Suite 4000
                   Chicago, Illinois  60602

             (c)   Present Principal Occupation or Employment:
                   -------------------------------------------

                   Treasurer of Telephone and Data Systems, Inc.

             (d)   Citizenship:
                   ------------

                   United States

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 5 of Appendix B

   (IX)      (a)   Name:
                   -----

                   Gregory J. Wilkinson

             (b)   Business Address:
                   -----------------

                   TDS Corporate Madison
                   301 South Westfield Road
                   P.O. Box 5158
                   Madison, Wisconsin  53705-0158

             (c)   Present Principal Occupation or Employment:
                   -------------------------------------------

                   Corporate  Controller  of  Telephone  and Data
                   Systems, Inc.

             (d)   Citizenship:
                   ------------

                   United States

   (X)       (a)   Name:
                   -----

                   George L. Dienes

             (b)   Business Address:
                   -----------------

                   Telephone and Data Systems, Inc.
                   30 North LaSalle Street
                   Suite 4000
                   Chicago, Illinois   60602

             (c)   Present Principal Occupation or Employment:
                   -------------------------------------------

                   Vice President-Corporate Development of
                   Telephone and Data Systems, Inc.

             (d)   Citizenship:
                   ------------

                   United States

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 6 of Appendix B




   (XI)      (a)   Name:
                   -----

                   Michael G. Hron

             (b)   Business Address:
                   -----------------

                   Sidley & Austin
                   One First National Plaza
                   Chicago, Illinois  60603

             (c)   Present Principal Occupation or Employment:
                   -------------------------------------------

                   Partner, Sidley & Austin.

             (d)   Citizenship:
                   ------------

                   United States

                              * * * * *

   Schedule 13D
   Issuer:  United States Cellular Corporation
   Page 1 of Appendix C
                                     Appendix C


                     Number of Common Shares
                         of the Issuer        Percentage of Class
                       Beneficially Owned       of the Issuer's
        Name        as of January 3, 1994       Common Shares
    -----------     ----------------------   -------------------

   James Barr, III            0                   0.0%

   Donald R. Brown            0                   0.0%

   LeRoy T. Carlson         1,243                 0.0%

   LeRoy T. Carlson, Jr.      (1)                 0.0%

   Walter C.D. Carlson        0                   0.0%

   Robert J. Collins          0                   0.0%

   George L. Dienes           0                   0.0%

   C. Theodore Herbert        (1)                 0.0%

   Rudolph E. Hornacek        0                   0.0%

   Michael G. Hron            (1)                 0.0%

   Lester O. Johnson          0                   0.0%

   Donald C. Nebergall       500                  0.0%

   H. Donald Nelson         2,897                 0.0%

   John R. Schaaf             0                   0.0%

   Murray L. Swanson          0                   0.0%

   Herbert S. Wander          0                   0.0%

   Ronald D. Webster          (1)                 0.0%

   Gregory J. Wilkinson      219                  0.0%

   1   In accordance with  the position of the  SEC's Division of  Corporation
    Finance, trustees are deemed to beneficially own shares of Common Stock held by a benefits plan which are unallocated or allocated to plan participants and for which no instructions as to voting or tendering are received. Messrs. Carlson, Herbert, Hron and Webster were the trustees of the Telephone and Data Systems, Inc. Tax-Deferred Savings Plan (the
    "Trustees") as of the Issuer's Annual Meeting. With respect to the Issuer's Annual Meeting held on May 13, 1993, plan participants did not provide voting instructions as to 12,956.4 Common Shares allocated to the plan participants. The trustees disclaim beneficial ownership of such shares.